EXHIBIT 12.1

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the Nine Months Ended September 30, 2013 and the

Years Ended December 31, 2012, 2011, 2010, 2009 and 2008

	Nine Months Ended September 30, 2013		Year Ended December 31,
			2012	2011	2010	2009	2008
Net income (loss) from continuing operations before income taxes	$(24,144)		$23,833	$233,142	$(74,549)	$60,146	($33,366)

Fixed charges:
Interest portion of rentals	1,189		1,044	1,014	695	814	663
Total interest costs	18,452		2,427	2,875	2,211	13,244	19,573

Total fixed charges	19,641		3,471	3,889	2,906	14,058	20,236

Total earnings	$(4,503)		$27,304	$237,031	($71,643)	$74,204	($13,130)

Preferred stock dividend requirements	$414		$552	$552	$13,633	$13,633	$13,633

Ratio of pre-tax income from continuing operations to net income from continuing operations	0.92		1.59	1.54	(1.52)	0.89	1.11

Preferred stock dividend factor	$414		$880	$851	$13,633	$13,633	$15,189

Ratio of earnings to fixed charges	(na	)	7.9	60.9	(na )	5.3	(na	)
Ratio of earnings to fixed charges and preferred dividends	(na	)	6.3	50.0	(na )	2.7	(na	)

Coverage deficit:
On fixed charges	$24,144		$0	$0	$74,549	$0	$33,366
On fixed charges and preferred dividends	24,558		0	0	88,182	0	48,555